OMV Investor News



February 11, 2005

OMV plans Polyfelt sale to streamline portfolio

- **Transaction planned in 2005**
- **Strategic divestment to allow OMV to focus on core business**
- **Strong investor sought to back Polyfelt´s goal of consolidating its leading geoplastics group position to gain more scope for expansion**

OMV, Central Europe's leading oil and gas group, is planning a strategic divestment of its fully owned subsidiary, Polyfelt. The move is intended to streamline OMV's portfolio and enable greater focus on its core business. In 2005, OMV plans to find a strong investor for Polyfelt, capable of fully supporting the company in consolidating its international position. The major requirements for investors are a sustainable and profitable investment plan and safeguard for Polyfelt's Linz headquarters. The forthcoming negotiations will be conducted confidentially.

The decision to sell Polyfelt to a strong investor is a consequence of Polyfelt's increasing focus on geosynthetics which does not fit into OMV's business model.

Gerhard Roiss, OMV deputy chairman, responsible for Polyfelt, comments: "The divestment creates a win-win situation for both sides. OMV, as an integrated oil and gas group, will be in a position to concentrate more on developing its core business. Polyfelt will be able to focus more strongly on its international growth."

Background information:

Polyfelt Ges.m.b.H:
Polyfelt is one of the world's leading geoplastics manufacturers with sales totalling EUR 102.4 mn in 2003, 377 employees and a global market share of 14%. The company produces geotextiles at plants in Linz (Austria), Paris (France), Kuala Lumpur (Malaysia) and Albury (Australia). Sales offices sell them under the brands of Polyfelt and Bidim in 17 countries worldwide. The latest sales office to be opened in New Delhi should help Polyfelt to gain a foothold in the booming Indian market for geotextiles.

Linz-based Polyfelt is one of the world's leading manufacturers of geoplastics for road, railway and tunnel construction and other modern civil engineering applications. The company's market share is 30% in Europe, over 35% in Southeast Asia, and over 13% in Asia/Australia. After the commissioning of the new plant in Linz the global production capacity will reach some 40,000 tons a year.


THOMSON
FINANCIAL

Move & More. OMV

OMV Aktiengesellschaft:
With Group sales of EUR 7.64 billion and a workforce of 6,137 employees in 2003, as well as market capitalization of approximately EUR 7 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal of doubling its 2001 market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 18 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 41 billion m³ of natural gas annually to countries such as Germany and Italy. OMV owns integrated chemical and petrochemical plants, and has a 25% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the closing of its acquisition of a majority stake in Petrom in December 2004, OMV has become the largest oil and gas group in Central and Eastern Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 340,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,394 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%. Petrom will be consolidated in the 2004 balance sheet and in 2005 it should already contribute to OMV's financial results.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-Mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-Mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-Mail: thomas.huemer@omv.com
Internet Homepage	http://www.omv.com

Cubitt Consulting

Noga Villalón, London, IR	Tel. +44 (207) 367-5102; e-Mail: noga.villalon@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-Mail: simon.barker@cubitt.com

Next result announcement **January–December and Q4 2004** on March 15, 2005